Mail Stop 4561

April 8, 2009

Anthony P. Ryan
Chief Executive Officer
MoneyGram International, Inc.
1550 Utica Avenue South, Suite 100
Minneapolis, MN 55416

> **Re:** **MoneyGram International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2009**
> **File No. 001-31950**

Dear Mr. Ryan:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney